                                                     RULE NO. 424(b)(5)
                                                     REGISTRATION NO. 33-65301


PROSPECTUS SUPPLEMENT
(To Prospectus Dated May 31, 1996)

                                  $100,000,000

  BANKERS TRUST NEW YORK CORPORATION
LOGO              7.15% SUBORDINATED NOTES DUE AUGUST 14, 2012

                               ----------------

  Interest on the Offered Notes is payable by Bankers Trust New York Corporation (the "Corporation") semi-annually in arrears on the 14th day of February and August of each year, commencing on February 14, 1998, and the Offered Notes will mature on August 14, 2012. The Offered Notes will be unsecured and subordinated as described herein under "Certain Terms of the Offered Notes--Subordination."

  The Offered Notes may not be redeemed prior to August 14, 2002. On and only on such date, all, but not less than all, of the Offered Notes may be redeemed at the option of the Corporation upon at least 30 days' notice at par plus accrued interest to the date fixed for redemption. See "Certain Terms of the Offered Notes--Optional Redemption." Payment of the principal of the Offered Notes may be accelerated only in the case of certain events involving the bankruptcy, insolvency or reorganization of the Corporation. There is no right of acceleration in the case of a default in the performance of any covenant of the Corporation, including the payment of principal or interest. See "Description of Debt Securities" in the Prospectus accompanying this Prospectus Supplement.

  The Offered Notes will be represented by Global Debt Securities registered in the name of the nominee of The Depository Trust Company, New York, New York ("DTC"), which will act as the Depository. Interests in the Offered Notes represented by Global Debt Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its direct and indirect participants. Except as described herein, Offered Notes in definitive form will not be issued. Settlement for the Offered Notes will be made in immediately available funds.

                               ----------------
  THE OFFERED NOTES ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.
                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED UPON THE  ACCURACY OR ADEQUACY OF THIS  PROSPECTUS SUPPLEMENT OR
     THE  PROSPECTUS. ANY  REPRESENTATION TO  THE CONTRARY  IS A  CRIMINAL
      OFFENSE.

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---------------------------------------------------------------------------------------------
                                                          UNDERWRITING
                                        PRICE TO          DISCOUNTS AND        PROCEEDS TO
                                        PUBLIC(1)        COMMISSIONS(2)     CORPORATION(1)(3)
---------------------------------------------------------------------------------------------
Per Offered Note ................        100.00%              0.80%              99.20%
---------------------------------------------------------------------------------------------
Total ...........................     $100,000,000          $800,000           $99,200,000
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

 (1) Plus accrued interest from August 14, 1997, if any.
 (2) The Corporation has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
 (3) Before deduction of expenses payable by the Corporation estimated at $100,000.

                               ----------------

  The Offered Notes are offered by the Underwriters, subject to receipt and acceptance by them and to their right to reject any order in whole or in part. It is expected that delivery of the Offered Notes will be made through the book-entry facilities of DTC on or about August 14, 1997.

                               ----------------

BEAR, STEARNS & CO. INC.
      MORGAN STANLEY DEAN WITTER
                     PAINEWEBBER INCORPORATED
                                              PRUDENTIAL SECURITIES INCORPORATED

                                 July 31, 1997.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE OFFERED NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS AND COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                       BANKERS TRUST NEW YORK CORPORATION

GENERAL

  Bankers Trust New York Corporation (the "Corporation") is a bank holding company, incorporated under the laws of the State of New York in 1965. At June 30, 1997, the Corporation had consolidated total assets of $128.9 billion. The Corporation's principal banking subsidiary is Bankers Trust Company ("Bankers"). Bankers, founded in 1903, is among the largest commercial banks in New York City and the United States, based on consolidated total assets. The Corporation concentrates its financial and managerial resources on selected markets and services its clients by meeting their needs for financing, advisory, processing and sophisticated risk management solutions. The core organizational units of the Corporation are Investment Banking, Risk Management Services, Trading & Sales, Investment Management, Client Processing Services, Australia/New Zealand, Asia, Latin America and Corporate. Among the institutional market segments served are corporations, banks, other financial institutions, governments and agencies, retirement plans, not-for-profit organizations, wealthy individuals, foundations and private companies. Bankers originates loans and other forms of credit, accepts deposits, arranges financings and provides numerous other commercial banking and financial services. Bankers provides a broad range of financial advisory services to its clients. It also engages in the proprietary trading of currencies, securities, derivatives and commodities.

  The Corporation is a legal entity separate and distinct from its subsidiaries, including Bankers. There are various legal limitations governing the extent to which certain of the Corporation's subsidiaries may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, the Corporation or certain of its other subsidiaries. The rights of the Corporation to participate in any distribution of assets of any subsidiary upon its dissolution, winding-up, liquidation or reorganization or otherwise are subject to the prior claims of creditors of that subsidiary, except to the extent that the Corporation may itself be a creditor of that subsidiary and its claims are recognized. Claims on the Corporation's subsidiaries by creditors other than the Corporation include long-term debt and substantial obligations with respect to deposit liabilities, trading liabilities, federal funds purchased, securities sold under repurchase agreements and commercial paper, as well as short-term borrowings and accounts payable.

  The Corporation's principal executive offices are located at 130 Liberty Street, New York, New York 10006 and its telephone number is (212) 250-2500.

RECENT DEVELOPMENTS

  In April 1997, the Corporation, the parent of BT Securities Corporation ("BT Securities"), announced an agreement to acquire Alex. Brown Incorporated ("ABI"), the parent of Alex. Brown & Sons Incorporated ("ABSI"). The acquisition will be effected by the merger of ABI with and into a wholly owned subsidiary of the Corporation, which company will be renamed BT Alex. Brown Holdings Incorporated ("Merger Sub"). Through a contribution of BT Securities' stock by the Corporation, Merger Sub will become the immediate parent of BT Securities. At the same time, ABSI will be merged into BT Securities, which will be the surviving corporation (the "Surviving Corporation") and which will be renamed BT Alex. Brown Incorporated. The merger of ABI into Merger Sub and the merger of ABSI into BT Securities are together referred to as the "Mergers." As a result of the Mergers, the Surviving Corporation will be a direct wholly owned subsidiary of Merger Sub and an indirect wholly owned subsidiary of the Corporation. The Mergers are subject to approval of the Corporation's and ABI's shareholders and certain regulatory agencies. It is currently anticipated that the Mergers will occur by the fourth quarter of 1997. Additional information with respect to the Mergers is set forth in the Corporation's Current Report on Form 8-K filed on April 7, 1997, and the Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, which are incorporated herein by reference.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

                                                                     SIX MONTHS
                                                                       ENDED
                                            YEAR ENDED DECEMBER 31,   JUNE 30,
                                            ------------------------ ----------
                                            1992 1993 1994 1995 1996    1997
                                            ---- ---- ---- ---- ----    ----
     Excluding Interest on Deposits........ 1.44 1.71 1.28 1.08 1.21    1.29
     Including Interest on Deposits........ 1.28 1.48 1.21 1.06 1.16    1.20

  For purposes of computing these consolidated ratios, earnings represent income before income taxes, cumulative effects of accounting changes and equity in undistributed income of unconsolidated subsidiaries and affiliates, plus fixed charges excluding capitalized interest. Fixed charges represent all interest expense (ratios are presented both excluding and including interest on deposits), the portion of net rental expense which is deemed representative of the interest factor, the amortization of debt issuance expense and capitalized interest.

                       CERTAIN TERMS OF THE OFFERED NOTES

GENERAL

  The Corporation's 7.15% Subordinated Notes due August 14, 2012 offered hereby (the "Offered Notes") will be limited to $100,000,000 aggregate principal amount and will mature on August 14, 2012. The Offered Notes will be issued pursuant to an Indenture, dated as of April 1, 1992, between the Corporation and Marine Midland Bank, as Trustee (the "Trustee"), as supplemented by the First Supplemental Indenture thereto, dated as of January 15, 1993, between the Corporation and the Trustee (collectively, the "Subordinated Indenture"). The Offered Notes will bear interest at the rate of 7.15% per annum from August 14, 1997, payable semi-annually in arrears on the 14th day of February and August of each year, beginning on February 14, 1998, to the persons in whose names the Offered Notes (or any predecessor Offered Notes) are registered at the close of business on the fifteenth day next preceding such interest payment date.

  The Offered Notes will be issued in fully registered form, in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The paying agent, registrar and transfer agent for the Offered Notes will be the corporate trust department of Bankers in The City of New York.

  Reference should be made to the Prospectus for a description of other terms of the Offered Notes and the information contained herein concerning the Offered Notes is qualified by reference to the provisions of the Subordinated Indenture, including the definitions therein of certain terms. See "Description of Debt Securities" in the Prospectus. Defined terms used but not defined in this Prospectus Supplement have the meanings ascribed to them in the Prospectus.

OPTIONAL REDEMPTION

  The Offered Notes may not be redeemed prior to August 14, 2002. On and only on such date all, but not less than all, of the Offered Notes may be redeemed at the option of the Corporation upon at least 30 days' notice at par plus accrued interest to the date fixed for redemption, all in accordance with the Subordinated Indenture.

BOOK-ENTRY SYSTEM

  The Offered Notes will be issued in the form of one or more fully registered Global Securities (collectively, the "Global Security"), which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), as depository for the Global Security (the "Depository"), and registered in the name of DTC's nominee. Transfers or exchanges of beneficial interests in the Global Security may be effected only through a participating member of DTC. Under certain limited circumstances Offered Notes may be issued in certificated form in exchange for the Global Security. See "Book-Entry Securities" in the Prospectus. In the event that Offered Notes are issued in certificated form, such Offered Notes may be transferred or exchanged at the offices described in the second following paragraph.

  Payment of principal of, and interest on, Offered Notes registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Security. None of the Corporation, the Trustee, any Paying Agent or any other agent of the Corporation or the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  In the event that Offered Notes are issued in certificated form, principal and interest will be payable, the transfer of the Offered Notes will be registrable and Offered Notes will be exchangeable for Offered Notes bearing identical terms and provisions at the office of the agent of the Corporation in The City of New York designated for such purpose, provided that payment of interest may be made at the option of the Corporation by check mailed to the address of the person entitled thereto.

SUBORDINATION

  THE OFFERED NOTES WILL BE SUBJECT TO THE SUBORDINATION PROVISIONS AS SET FORTH IN THE SUBORDINATED INDENTURE AND DESCRIBED IN "DESCRIPTION OF DEBT SECURITIES--SUBORDINATION" IN THE PROSPECTUS, AS SUPPLEMENTED BELOW.

  In addition to the subordinated debt obligations listed in the Prospectus under the heading "Description of Debt Securities--Subordination," for the purposes of the Offered Notes, "Existing Subordinated Indebtedness" includes the Corporation's 7 1/4% Subordinated Notes due October 15, 2011 and 7.75% Subordinated Notes due May 1, 2012.

  As of June 30, 1997, Senior Indebtedness and Other Financial Obligations of the Corporation aggregated approximately $16 billion.

  The Subordinated Indenture does not limit or prohibit the incurrence of additional Senior Indebtedness, which may include indebtedness that is senior to the Offered Notes but subordinate to other obligations of the Corporation, including obligations of the Corporation in respect of Other Financial Obligations.

                                    EXPERTS

  The consolidated financial statements of the Corporation and its subsidiaries for the year ended December 31, 1996, appearing in the Corporation's Annual Report on Form 10-K for the year ended December 31, 1996, and incorporated by reference into this Prospectus Supplement, the accompanying Prospectus and the Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in auditing and accounting. KPMG Peat Marwick LLP has been appointed as independent auditors of the Corporation and its subsidiaries for the fiscal year ending December 31, 1997, and will audit future financial statements of the Corporation and its subsidiaries.

                           VALIDITY OF OFFERED NOTES

  The validity of the Offered Notes will be passed upon for the Corporation by Gordon S. Calder, Jr., Esq., a Managing Director and Counsel of Bankers, and for the Underwriters by White & Case, New York, New York. White & Case performs services for the Corporation from time to time. Mr. Calder has an interest in a number of shares equal to less than 0.02 percent of the Corporation's outstanding common stock.

                                  UNDERWRITING

  Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among the Corporation and the Underwriters named below (the "Underwriters"), the Corporation has agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase from the Corporation, the aggregate principal amount of Offered Notes set forth opposite its name below.

                                                                    PRINCIPAL
   UNDERWRITER                                                        AMOUNT
   -----------                                                     ------------
   Bear, Stearns & Co. Inc. ...................................... $ 45,000,000
   Morgan Stanley & Co. Incorporated..............................   25,000,000
   PaineWebber Incorporated.......................................   15,000,000
   Prudential Securities Incorporated.............................   15,000,000
                                                                   ------------
       Total...................................................... $100,000,000
                                                                   ============

  The Underwriters have advised the Corporation that they propose to offer some or all of the Offered Notes to the public at the offering price set forth on the cover page of this Prospectus Supplement and any balance to certain dealers at a price that reflects concessions not in excess of .50% of the principal amount of the Offered Notes. Such dealers may reallow a concession to other dealers not in excess of .25% of the principal amount of the Offered Notes. After the initial offering to the public, the public offering price and other selling terms may be changed.

  The Underwriting Agreement provides that the Corporation will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the Offered Notes if any are purchased.

  Certain of the Underwriters and their affiliates engage from time to time in general financing and banking transactions with, and serve as financial advisors to, the Corporation and its affiliates.

  The Corporation does not intend to apply for listing of the Offered Notes on a national securities exchange, but has been advised by the Underwriters that one or more of the Underwriters presently intends to make a market in the Offered Notes, as permitted by applicable laws and regulations. None of the Underwriters is obligated, however, to make a market in the Offered Notes and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading market for, the Offered Notes.

  In order to facilitate the offering, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Offered Notes during and after the offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Offered Notes for their own account by selling more Offered Notes than have been sold to them by the Corporation. The Underwriters may elect to cover any such short position by purchasing Offered Notes in the open market. In addition, such persons may stabilize or maintain the price of the Offered Notes by bidding for or purchasing Offered Notes in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if Offered Notes previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Offered Notes at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Offered Notes to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions, if commenced, may be discontinued at any time.

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  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS OR IN THE AFFAIRS OF THE CORPORATION SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE NOTES OFFERED HEREBY IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                             PROSPECTUS SUPPLEMENT

Bankers Trust New York Corporation......................................... S-2
Certain Terms of the Offered Notes......................................... S-3
Experts.................................................................... S-4
Validity of Offered Notes.................................................. S-4
Underwriting............................................................... S-5

                                  PROSPECTUS

Available Information......................................................   2
Incorporation of Certain Documents
 by Reference..............................................................   2
Bankers Trust New York Corporation.........................................   3
Use of Proceeds............................................................   4
Description of Debt Securities.............................................   4
Book-Entry Securities......................................................  11
United States Taxation.....................................................  12
Foreign Currency Risks.....................................................  12
Description of Series Preferred Stock......................................  14
Depositary Shares..........................................................  17
Description of the Corporation's
 Capital Stock.............................................................  19
Validity of Offered Securities.............................................  25
Experts....................................................................  25
Plan of Distribution.......................................................  25

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                                 $100,000,000

                              LOGO  BANKERS TRUST
                             NEW YORK CORPORATION

                 7.15% SUBORDINATED NOTES DUE AUGUST 14, 2012

                         -----------------------------

                             PROSPECTUS SUPPLEMENT

                         -----------------------------

                           BEAR, STEARNS & CO. INC.
                          MORGAN STANLEY DEAN WITTER
                           PAINEWEBBER INCORPORATED
                      PRUDENTIAL SECURITIES INCORPORATED

                                 JULY 31, 1997

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